Filed by REV Group, Inc.

(Commission File No.: 001-37999)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: REV Group, Inc.

(Commission File No.: 001-37999)

The following communication was sent by Mark Skonieczny, President and Chief Executive Officer of REV Group, Inc. (“REV Group”) to all REV Group employees, on January 9, 2026, in connection with REV Group’s proposed business combination with Terex Corporation.

Carta a todos los empleados

Para: Todos los empleados

De: Mark Skonieczny

Fecha: 8 de enero de 2026

Asunto: Actualización de Año Nuevo

Estimado equipo:

Espero que todos hayan disfrutado de la temporada de fiestas y hayan podido pasar tiempo con sus familiares y amigos. Reiterando lo que compartí durante nuestro anuncio de resultados de fin de año, quiero expresar mi agradecimiento por su trabajo y compromiso a lo largo del último año: su dedicación fue la base de un exitoso 2025. Al mirar hacia el futuro, quiero compartir algunas actualizaciones importantes y los hitos clave relacionados con nuestra propuesta de fusión con Terex Corporation.

Como mencioné cuando anunciamos por primera vez esta transacción, la unión de nuestras compañías fortalecerá nuestra base para el éxito a largo plazo, respaldada por un portafolio complementario de negocios de equipos especializados y una sólida base de manufactura en Estados Unidos. Durante los últimos meses, hemos trabajado estrechamente con Terex para avanzar hacia el cierre de la transacción. El 28 de enero de 2026, REV y Terex celebrarán por separado Reuniones Especiales de Accionistas. Durante estas reuniones, los accionistas de cada compañía tendrán la oportunidad de votar sobre la transacción de fusión propuesta. Esperamos que la transacción se cierre poco después de estas reuniones, siempre que los accionistas de ambas compañías aprueben el acuerdo. Si usted posee acciones de REV, tendrá la oportunidad de participar en la votación. Animamos a todos los accionistas a emitir su voto lo antes posible. Puede encontrar más información sobre las Reuniones Especiales y la fusión propuesta, incluidas las instrucciones para votar, en nuestra declaración conjunta definitiva de representación y en nuestro sitio web de la fusión.

Si bien la estructura de liderazgo de la compañía combinada aún se está finalizando, sabemos que reflejará una combinación de líderes de ambas organizaciones, asegurando que el equipo de REV mantenga una voz sólida e influyente en la nueva compañía. Como anunciamos previamente, tras el cierre, Simon Meester, Presidente y CEO de Terex, será el CEO de la compañía combinada. Simon contará con el apoyo de ejecutivos talentosos de ambas compañías que liderarán los segmentos principales de la organización combinada: Soluciones Ambientales, Procesamiento de Materiales, Plataformas de Trabajo Aéreo y Vehículos Especializados (que incluyen nuestras marcas de Bomberos, Emergencias, Comercial y Recreación). Las actualizaciones de liderazgo y las alineaciones organizativas de los negocios de Bomberos y Emergencias y Comercial, anunciadas la semana pasada para fortalecer el enfoque operativo y mejorar la ejecución comercial, se mantendrán dentro de la compañía combinada.

Aunque la estructura de liderazgo corporativo será diferente, la solidez de nuestra presencia manufacturera en Estados Unidos y el valor de cada una de nuestras marcas son componentes críticos de la justificación para unir estos negocios, y se espera que haya pocos cambios como resultado de esta transacción. La cultura de la organización combinada estará moldeada por las fortalezas de ambas compañías. Al unir nuestros negocios exitosos, existirán oportunidades significativas para aprender unos de otros. Como parte de la compañía combinada, se beneficiarán de formar parte de una organización con mayor escala y capacidades, que ofrecerá un mejor acceso a herramientas y sistemas de apoyo que impulsan una mayor innovación, así como oportunidades profesionales ampliadas.

La planificación de la integración ha sido otro enfoque clave durante los últimos meses, a medida que consideramos la estructura organizativa de la compañía combinada. El equipo de planificación de la integración incluye miembros tanto de REV como de Terex, lo que refuerza un enfoque colaborativo y de mente abierta. Terex ha sido claro en que esta no será una integración unilateral, y que muchos de los procesos, formas de trabajo y fortalezas culturales de REV aportarán un valor real a la compañía combinada en el futuro. Se compartirán más detalles sobre la integración una vez que la transacción se haya cerrado con éxito.

De cara al futuro, nuestros planes y prioridades siguen siendo los mismos. Hasta el cierre, REV Group y Terex continuarán operando como dos compañías separadas. Por ahora, todo continúa como de costumbre, y es importante que sigamos enfocados en ofrecer un excelente trabajo e innovación para nuestros clientes.

Este será un año significativo para REV Group, y no sería posible sin su arduo trabajo. Gracias nuevamente por sus esfuerzos durante el año pasado y por el compromiso que demuestran cada día al entregar vehículos de calidad a nuestros clientes.

Atentamente,
Mark

Mark Skonieczny

Presidente y CEO

Grupo REV

Declaraciones prospectivas

Esta comunicación contiene declaraciones prospectivas en el sentido de la Sección 21E de la Ley de Bolsa de Valores de 1934 y la Sección 27A de la Ley de Valores de 1933, que implican riesgos e incertidumbres. Cualquier declaración sobre los planes, objetivos, expectativas, estrategias o el rendimiento o eventos futuros de REV Group Inc. ("REV Group"), Terex Corporation ("Terex") o de la empresa combinada, así como cualquier otra declaración en la medida en que no sean declaraciones de hecho histórico, son declaraciones prospectivas. Palabras, frases u expresiones como "hará", "crea", "anticipar", "creer", "podría", "confiado", "continuar", "estimar", "esperar", "pronosticar", "esperanza", "pretender", "probable", "puede", "podría", "objetivo", "planear", "posible", "potencial", "predecir", "proyectar", "objetivo", "tendencia" y palabras, frases o expresiones similares están destinadas a identificar declaraciones prospectivas, pero no son el medio exclusivo para identificar dichas afirmaciones. Las declaraciones prospectivas se basan en la información disponible y en las suposiciones hechas en el momento en que se hacen las declaraciones. Las declaraciones prospectivas implican riesgos e incertidumbres que podrían hacer que los resultados reales difieran sustancialmente de los expresados o implícitos en dichas declaraciones. Las declaraciones prospectivas en esta comunicación incluyen, pero no se limitan a, declaraciones sobre los beneficios de la transacción entre REV Group y Terex (la "Transacción"), incluyendo la realización de sinergias, baja intensidad de capital, posición atractiva de apalancamiento, base de costes eficiente, previsibilidad de beneficios, resultados financieros y operativos futuros y flujo de caja libre y los planes y objetivos de la empresa combinada,  expectativas e intenciones, y otras afirmaciones que no son hechos históricos.

Los siguientes factores relacionados con la transacción, entre otros, podrían hacer que los resultados reales difieran sustancialmente de los expresados o implícitos en las declaraciones prospectivas: la ocurrencia de cualquier evento, cambio u otra circunstancia que pueda dar lugar al derecho de una o ambas partes a rescindir el acuerdo definitivo de fusión entre REV Group y Terex; la posibilidad de que la Operación no se cierre cuando se espera o no se cierre en absoluto porque las aprobaciones requeridas por parte de los accionistas y otras condiciones para el cierre no se reciben o cumplen a tiempo o en absoluto; el riesgo de que los beneficios de la Transacción no se realicen plenamente o tarden más en realizarse de lo esperado, incluyendo como resultado de cambios o problemas derivados de las condiciones económicas y de mercado generales, los tipos de interés y cambio, la política monetaria, la política comercial (incluidos los niveles arancelarios), las leyes y regulaciones y su aplicación, y el grado de competencia en las áreas geográficas y comerciales en las que operan REV Group y Terex; cualquier fallo en integrar de manera rápida y efectiva los negocios de REV Group y Terex; la posibilidad de que la transacción pueda ser más costosa de completar de lo previsto, incluso como resultado de factores o eventos inesperados; riesgo reputacional y posibles reacciones adversas de clientes, empleados u otros socios comerciales de REV Group o Terex, incluidas aquellas derivadas del anuncio, la pendiente o la finalización de la Transacción; la emisión por parte de Terex de acciones adicionales de su capital social en relación con la Transacción; el riesgo de que la exploración de opciones estratégicas de Terex para salir de su segmento de Aéreos no tenga éxito o que cualquier transacción realizada respecto al segmento de Antenas de Terex no esté en condiciones favorables; y la desviación de la atención y el tiempo de la dirección hacia la Transacción y la exploración de opciones estratégicas respecto al segmento Terex Aerials y de las operaciones y oportunidades comerciales en curso; y el resultado de cualquier procedimiento legal que pueda iniciarse contra REV Group o Terex en relación con la Transacción.

Factores importantes adicionales relacionados con Terex y REV Group que podrían hacer que los resultados reales difieran sustancialmente de los de las declaraciones prospectivas incluyen, pero no se limitan a, los riesgos y contingencias detallados en los respectivos Informes Anuales de Terex y REV Group sobre el Formulario 10-K, los Informes Trimestrales sobre el Formulario 10-Q y otros documentos presentados ante la Comisión de Bolsa y Valores de EE. UU. (la "SEC").

Estos factores no son necesariamente todos los factores que podrían hacer que los resultados, desempeño o logros reales de Terex, REV Group o la empresa combinada difieran materialmente de los expresados o implícitos en cualquier declaración prospectiva. Otros factores desconocidos o impredecibles también podrían perjudicar los resultados de Terex, REV Group o la empresa combinada.

Todas las declaraciones prospectivas atribuibles a Terex, REV Group, o a la empresa combinada, o a las personas que actúan en nombre de Terex o REV Group, están expresamente calificadas en su totalidad por las declaraciones de advertencia mencionadas anteriormente. Las declaraciones prospectivas solo se valen a la fecha en que se emiten, y Terex y REV Group no asumen ni asumen ninguna obligación de actualizar públicamente ninguna de estas declaraciones para reflejar resultados reales, nueva información o eventos futuros, cambios en las suposiciones o cambios en otros factores que afecten a las declaraciones prospectivas, salvo en la medida requerida por la ley aplicable. Si Terex o REV Group actualizan una o más declaraciones prospectivas, no debe inferirse que Terex o REV Group harán actualizaciones adicionales respecto a esas u otras declaraciones prospectivas. Más información sobre Terex, REV Group y factores que puedan afectar las declaraciones prospectivas aquí contenidas puede encontrarse en los respectivos Informes Anuales de Terex y REV Group sobre el Formulario 10-K, los Informes Trimestrales sobre el Formulario 10-Q y otros documentos presentados ante la SEC.

Sin oferta ni solicitud

Esta comunicación no constituye una oferta de venta ni la solicitud de una oferta para comprar valores, ni podrá haber ninguna venta de valores en ninguna jurisdicción en la que dicha oferta, solicitud o venta sea ilegal antes de su registro o calificación según las leyes de valores de dicha jurisdicción. No se podrá hacer ninguna oferta de valores salvo mediante un prospecto que cumpla con los requisitos de la Sección 10 de la Ley de Valores de 1933, según lo modificado.

Información importante y dónde encontrarla

En relación con la Transacción, Terex ha presentado ante la SEC una Declaración de Registro en el Formulario S-4 (la "Declaración de Registro en el Formulario S-4") para registrar las acciones ordinarias de Terex que se emitirán en relación con la Transacción. La Declaración de Registro en el Formulario S-4 incluye una declaración de poder conjunta de Terex y REV Group que también constituye un prospecto de Terex. La Declaración de Registro en el Formulario S-4 entró en vigor el 23 de diciembre de 2025, y la declaración conjunta definitiva/prospecto ha sido enviada a los accionistas de Terex y REV Group.

SE INSTA A INVERSORES Y TITULARES DE VALORES A LEER LA DECLARACIÓN DEFINITIVA CONJUNTA/PROSPECTO DE PODER Y CUALQUIER OTRO DOCUMENTO RELEVANTE PRESENTADO ANTE LA SEC EN RELACIÓN CON LA TRANSACCIÓN O INCORPORADO POR REFERENCIA EN LA DECLARACIÓN DEFINITIVA CONJUNTA/PROSPECTO, YA QUE CONTIENEN O CONTENDRÁN INFORMACIÓN IMPORTANTE SOBRE TEREX, REV GROUP, LA EMPRESA COMBINADA, la transacción y asuntos relacionados.

Los inversores y titulares de valores pueden obtener copias gratuitas de estos documentos y otros documentos presentados ante la SEC por Terex o REV Group a través de la página web mantenida por la SEC en http://www.sec.gov desde Terex en su página web, https://www.terex.com/ o de REV Group en su página web, https://revgroup.com (la información incluida o accesible a través de la web de Terex o de REV Group no se incorpora por referencia en esta comunicación).

Participantes en la solicitud

Terex, REV Group, sus respectivos directores y ciertos de sus respectivos ejecutivos pueden considerarse participantes en la solicitud de poderes en relación con la Transacción según las normas de la SEC. Información sobre los intereses de los directores y directivos de Terex y REV Group y otras personas que puedan ser consideradas participantes en la solicitud de poderes en relación con la Transacción y una descripción de sus Los intereses directos e indirectos, ya sean de valores o de otro tipo, pueden encontrarse en las secciones tituladas "Las fusiones—Intereses de los Directores y Ejecutivos de Terex en las Fusiones" y "Las Fusiones—Intereses de los Directores y Ejecutivos No Empleados de REV en la Fusión" incluidas en la Declaración de Registro en el Formulario S-4 (y que está disponible en https://www.sec.gov/Archives/edgar/data/97216/000114036125044714/ny20058320x1_s4.htm). La información sobre los directores y directivos ejecutivos de Terex y su propiedad de acciones ordinarias de Terex puede encontrarse en las secciones tituladas "Programa de Compensación Ejecutiva", "Prácticas de Compensación Ejecutiva", "Componentes de Compensación Ejecutiva", "Remuneración de Directores", "Tablas de Compensación Ejecutiva" y "Propiedad de Valores de Ciertos Propietarios Reales y Directivos" incluidas en la declaración definitiva de poder de Terex en relación con su Asamblea Anual de Accionistas de 2025,  presentado ante la SEC el 1 de abril de 2025 (y que está disponible en https://www.sec.gov/ix?doc=/Archives/edgar/data/0000097216/000009721625000077/tex-20250401.htm); en los Formularios 3 y 4 declaraciones de titularidad beneficiaria y declaraciones de cambios en la titularidad real presentadas ante la SEC por los directores y directivos de Terex; y en otros documentos posteriormente presentados por Terex ante la SEC.  La información sobre los directores y directivos ejecutivos de REV Group y su propiedad de acciones ordinarias de REV Group se detalla en las secciones tituladas "Compensación de Directores", "Propiedad de Valores de Ciertos Beneficiarios Beneficiarios y Gestión" y "Tablas de Compensación Ejecutiva" incluidas en la declaración definitiva de poder para la Asamblea Anual de Accionistas de REV Group 2025, presentada ante la SEC el 17 de enero,  2025 (y que está disponible en https://www.sec.gov/ix?doc=/Archives/edgar/data/0001687221/000119312525008023/d874924ddef14a.htm); en los Formularios 3 y 4 declaraciones de titularidad beneficiaria y declaraciones de cambios en la titularidad beneficiaria presentadas ante la SEC por los directores y directivos ejecutivos de REV Group; y en otros documentos posteriormente presentados por REV Group ante la SEC. Se pueden obtener copias gratuitas de los documentos mencionados en este párrafo según se describa arriba bajo el título "Información importante y dónde encontrarla."